================================================================================




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                    FORM 11-K


     (Mark One)
 / X / Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

    For the fiscal year ended December 31, 1994  Commission file number 1-9553

                                        OR

/    /   Transition Report Pursuant to Section 15(d) of the Securities Exchange
         Act of 1934





                          PRENTICE HALL COMPUTER PUBLISHING
                              DIVISION RETIREMENT PLAN
                           ______________________________

                             (Full title of the plan)





                            11711 North College Avenue
                               Carmel, Indiana 46032
                          ________________________________
                               (Address of the Plan)




                                   VIACOM INC.
     _______________________________________________________________________

          (Name of issuer of the securities held pursuant to the plan)




                                  1515 Broadway
                            New York, New York  10036
                ________________________________________________
                    (Address of principal executive offices)


================================================================================

                       PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                    RETIREMENT PLAN



                                      INDEX

                                                                                       Page
                                                                                       ----
     (a)   Financial Statements
              Reports of Independent Accountants/Auditors.......................    F-2 - F-3
              Statement of Net Assets Available for Benefits,
                 with Fund Information-December 31, 1994 and 1993...............    F-4 - F-5

              Statement of Changes In Net Assets Available for
                 Benefits, with Fund Information-Years Ended
                 December 31, 1994 and 1993.....................................    F-6 - F-7

              Notes to Financial Statements.....................................    F-8 - F-11

           Schedules
              I-  Item 27a - Schedule of Assets Held for Investment Purposes....    S-1
              II- Item 27a - Schedule of Assets Held for Investment Purposes
                    which were both Acquired and Disposed of within
                    the Plan Year...............................................    S-2
              III-Item 27d - Schedule of Reportable Transactions................    S-3

     (b)   Exhibits

             I - Consents of Independent Accountants/Auditors




                                  SIGNATURE


    Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                    PRENTICE HALL COMPUTER PUBLISHING
                                    DIVISION RETIREMENT PLAN


 Date: June 29, 1995             By:__________________________________
                                           Rudolph L. Hertlein
                                               Member of the
                                         Administrative Committee

                     REPORT OF INDEPENDENT ACCOUNTANTS



   June 28, 1995

   To the Participants and Administrator of the Prentice Hall Computer Publishing Division Retirement Plan


   In our opinion, the financial statements in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Prentice Hall Computer Publishing Division Retirement Plan at December 31, 1994, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Prentice Hall Computer Publishing Division Retirement Plan for the year ended December 31, 1993 were audited by other independent accountants whose report dated June 17, 1994 expressed an unqualified opinion on those statements.

   Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedules and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

   Price Waterhouse LLP
   New York, New York

                          REPORT OF INDEPENDENT AUDITORS

 We have audited the accompanying statement of net assets available for benefits, with fund information of Prentice Hall Computer Publishing Division Retirement Plan ("The Plan") as of December 31, 1993, and the related statement of changes in net assets available for benefits, with fund information for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

 We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

 Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits, with fund information and the statement of changes in net assets available for benefits, with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.



 New York, New York                            Ernst & Young LLP
 June 17, 1994

                        PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                      RETIREMENT PLAN
                           STATEMENT OF NET ASSETS AVAILABLE FOR
                              BENEFITS, WITH FUND INFORMATION
                                     DECEMBER 31, 1994


                                                Viacom Inc.                   Income
                                                   Stock         Equity      Investment      Balanced    Clearing       Combined
                                                   Fund           Fund         Fund            Fund         Fund           Funds
                                                 ----------    ---------    -----------     ---------    ---------      ----------
Investments:

     Viacom Inc. Class B Common Stock.....  $   233,783                                                               $    233,783
     Viacom Inc. 8% Exchangeable
       Subordinated Debentures............       92,610                                                                     92,610
     Viacom Inc. Contingent Value Rights..       17,658                                                                     17,658
     Other................................      212,473        $1,004,404   $1,152,464      $219,434     $    1,631      2,590,406
                                                -------        ----------   ----------      --------     ----------      ---------
                                                556,524         1,004,404    1,152,464       219,434          1,631      2,934,457


Contribution receivable:

   Employer...............................                         30,209       74,424         9,591                       114,224
   Employee...............................        1,606            26,485       61,049        10,700                        99,840


Interest receivable.......................        4,496                                            9              1          4,506
Interfund receivables (payables), net.....     (343,461)           73,003       99,331       117,983         53,144             --
Receivable from Paramount Employees'
  Savings Plan............................                                                                   24,935         24,935
Forfeitures...............................       (6,121)          (14,809)     (26,176)         (397)        47,503             --
Accrued plan expenses.....................                                                                   (6,655)        (6,655)
                                                -------        ----------   ----------      --------     ----------      ---------


     Net assets available for benefits....    $ 213,044       $ 1,119,292   $1,361,092    $  357,320   $    120,559 $    3,171,307
                                                =======        ==========   ==========      ========     ==========      =========


                         See accompanying notes to the financial statements.

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                 RETIREMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1993




                                           Viacom Inc.                   Income
                                              Stock         Equity      Investment      Clearing    Combined
                                              Fund           Fund         Fund           Fund        Funds
                                            ----------    ---------    -----------     ---------    ---------
Investments:
   Paramount Communications Inc.
     Common Stock                        $     708,147                                              $     708,147
   Other                                         7,984    $   650,893  $    742,867    $   13,266       1,415,010
                                         -------------    -----------  ------------    ----------   -------------
                                               716,131        650,893       742,867        13,266       2,123,157

Contributions receivable
    Employer                                     5,463         14,327        16,117                        35,907
    Employee                                     4,653          7,381        12,158                        24,192
                                         -------------    -----------  ------------    ----------   -------------
                                                10,116         21,708        28,275            --          60,099

Dividends and interest receivable                1,830                                         31           1,861
Interfund receivables (payables), net          (91,241)        49,279        41,962                            --
Forfeitures                                    (16,325)       (16,368)      (15,957)       48,650              --
                                         -------------    -----------  ------------    ----------   -------------
   Net assets available for benefits     $     620,511     $  705,512   $   797,147    $   61,947   $   2,185,117
                                         =============    ===========  ============    ==========   =============



                    See accompanying notes to the financial statements.

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                 RETIREMENT PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                         BENEFITS, WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1994


                                            Viacom Inc.                  Income
                                               Stock         Equity     Investment      Balanced     Clearing       Combined
                                               Fund           Fund        Fund            Fund          Fund           Funds
                                             ----------    ---------   -----------     ---------     ---------      ----------
Additions to net assets attributed to:
   Net investment income:
       Interest income                      $     19,838   $     158   $      499      $    1,305    $      339   $    22,139
       Administrative expenses                                                                          (12,771)      (12,771)
                                            ------------   ---------   ----------      ----------    -----------  ------------
                                                  19,838         158          499           1,305       (12,432)        9,368

Net realized gain on disposition of
  investments                                    271,034      19,353        9,321                                     299,708
  Unrealized appreciation (depreciation)
       of investments                           (194,933)     (7,825)      (5,101)         (1,585)                   (209,444)
     Contributions:
      Employer                                    87,469     180,280      272,146          14,457                     554,352
      Employee                                    81,589     172,823      209,325          16,188                     479,925
  Rollovers from non-affiliated plans             10,973      24,443       21,173                                      56,589
                                            ------------   ---------   ----------      ----------    -----------  -----------
          Total additions                        275,970     389,232      507,363          30,365       (12,432)    1,190,498
                                            ------------   ---------   ----------      ----------    -----------  -----------

Deductions from net assets attributed to:
Benefits paid to participants                    112,047      39,111       53,150                                     204,308
Forfeitures                                       14,537      20,930       35,180             397       (71,044)           --
Interfund transfers, net                         556,853     (84,589)    (144,912)       (327,352)                         --
                                            ------------   ---------   ----------      ----------    -----------  -----------
          Total deductions                       683,437     (24,548)     (56,582)       (326,955)      (71,044)      204,308
                                            ------------   ---------   ----------      ----------    -----------  -----------

          Net additions                         (407,467)    413,780      563,945         357,320        58,612       986,190

Net assets available for benefits at
  beginning of year                              620,511     705,512      797,147                        61,947     2,185,117
                                            ------------   ---------   ----------      ----------    -----------  -----------

Net assets available for benefits at
  end of year                               $    213,044  $1,119,292   $1,361,092      $  357,320    $  120,559   $ 3,171,307
                                            ============  ==========   ==========      ==========    ==========   ===========



                    See accompanying notes to the financial statements.

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                 RETIREMENT PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE  FOR
                         BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1993



                                                                              Income
                                              Viacom Inc.        Equity      Investment     Clearing       Combined
                                               Stock Fund         Fund         Fund            Fund           Funds
                                            -------------      ---------    -----------     ---------      ----------
Additions to net assets attributable to:
   Net investment income:
      Dividends on Paramount
        Communications Inc.
          Common Stock                      $   5,762                                                      $     5,762
       Interest income                            273          $        1   $       2       $     424              700
       Administrative expenses                                                                (20,668)         (20,668)
                                            ---------          ----------   ---------       ---------      -----------
                                                6,035                   1           2         (20,244)         (14,206)

    Net realized gain on disposition of
      investments                                 170               3,572       2,627                            6,369
    Unrealized appreciation of investments    258,319              46,150      27,938                          332,407
    Contributions:
       Employer                               109,405             170,820     196,882                          477,107
       Employee                                93,197              87,998     148,525                          329,720
    Rollovers from non-affiliated plans         4,029              23,061      30,497           3,086           60,673
                                            ---------          ----------   ---------       ---------      -----------
          Total additions                     471,155             331,602     406,471         (17,158)       1,192,070
                                            ---------          ----------   ---------       ---------      -----------

Deductions from net assets attributable
   to:
    Benefits paid to participants              23,351              38,725      51,403                          113,479
    Forfeitures                                18,874              24,312      24,497         (67,683)              --
    Interfund transfers                        91,236             (49,225)    (42,011)                              --
                                            ---------          ----------   ---------       ---------      -----------
          Total deductions                    133,461              13,812      33,889         (67,683)         113,479
                                              -------              ------      ------       ---------          -------

          Net additions                       337,694             317,790     372,582          50,525        1,078,591

Net assets available for benefits at
  beginning of year                           282,817             387,722     424,565          11,422        1,106,526
                                            ---------          ----------   ---------       ---------      -----------

Net assets available at end of year         $ 620,511          $  705,512   $ 797,147       $  61,947      $ 2,185,117
                                            =========          ==========   =========       =========      ===========

                    See accompanying notes to the financial statements.

                      PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                    RETIREMENT PLAN
                             NOTES TO FINANCIAL STATEMENTS

   Note A - Plan Description

             The following is a brief description of the Prentice Hall Computer Publishing Division Retirement Plan (the "Plan") and is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan.

             The Plan is a defined contribution plan offered on a voluntary basis to substantially all employees of the Prentice Hall Computer Publishing Division of Prentice Hall Inc. Eligible employees may become participants in the Plan following the attainment of age 21 and the completion of twelve months of employment service, generally measured from date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by the Administrative Committee appointed by the Board of Directors of Prentice Hall Inc.

             Prentice Hall Inc. was a wholly-owned subsidiary of Paramount Communications Inc. ("Paramount") which became a wholly-owned subsidiary of Viacom Inc. ("Viacom", collectively with Paramount the "Company" or "Employer") in July 1994 (the "Merger"). In March 1994, pursuant to a tender offer for Paramount, all shares of Paramount common stock were
   tendered to Viacom.   The Plan received cash of $107 per share for
   approximately half of the tendered shares and received certain securities of Viacom for its remaining shares of Paramount common stock upon completion of the Merger in July 1994. Effective January 3, 1995, Paramount was merged into Viacom International Inc., a wholly-owned subsidiary of Viacom Inc., and Paramount ceased to exist as a separate corporate legal entity.

             Included in the Viacom securities received by the Plan as part of the  Merger were certain contingent value rights ("CVRs")
   representing the right  to receive cash or Viacom securities, at
   Viacom's option, based on the  market value of Viacom Class B common stock during a one, two or three year  period, at Viacom's option, following the merger. The Plan's fiduciary believes the CVRs are not "Qualifying Employer Securities" under ERISA and that it is prohibited under ERISA Sections 406 and 407 for the Plan to acquire and hold the
   CVRs.  During May 1995, the CVRs held by the Plan were sold and the
   proceeds were invested in Viacom Class B Common Stock.   Viacom intends to
   file a Prohibited Transaction Exemption Request with the Department of Labor requesting relief from the pertinent ERISA provisions.

   Investment Programs

             The investment programs of the Plan are as follows:

             Participant contributions - A Participant may contribute to the Plan from 1% to 16% of the Participant's base pay, including certain commissions, subject to adjustment to comply with the Internal Revenue
   Code.   A Participant's contributions can be made with pre-tax or post-
   tax dollars, subject to an overall maximum of 10% on pre-tax contributions. A Participant may change or suspend the amount of the Participant's contribution at any time effective as of the first payday of any calendar quarter, however, any suspension of contributions must be for a minimum of ninety days.

             Employer contributions - The Employer will provide a matching contribution of 50% of the first 6% of each Participant's contribution. In addition, the Employer shall contribute a retirement contribution in an amount equal to 3 1/2% of each eligible employee's compensation. Participants vest in the Employer's matching and retirement contributions after the completion of one full year of service at a rate of 20% for each of the next four full years of service with an
   additional 20% after the completion of five years of service.   Amounts
   which have been forfeited in accordance with provisions of the Plan may be used to defray administrative expenses or reduce future Employer contributions.

             Participants may invest their contributions and the Employer's matching and retirement contributions in one or more of the following investment programs in increments of 10%.

                      PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                    RETIREMENT PLAN
                             NOTES TO FINANCIAL STATEMENTS(continued)

       Viacom Inc. Stock Fund (formerly the Paramount Communications Inc. Stock
         Fund)
         Contributions to this fund are invested in Viacom Class B Common Stock. In addition, the fund holds all consideration received in exchange for shares of Paramount Common Stock as a result of the Merger. Prior to the Merger, the fund invested in Paramount Common Stock. Dividends received on Paramount Common Stock in the fund were reinvested in Paramount Common Stock. Chemical Banking Corporation is the trustee of this fund. The fund is managed by the Administrative Committee.

       Equity Fund
         This fund invests in equity securities, securities convertible into equity securities and/or a commingled equity trust and is designed to approximate the performance of the Standard & Poor's 500 Stock Index. Bankers Trust Company is the trustee and investment manager of this fund.

       Income Investment Fund
         This fund invests in securities issued by insurance companies, financial institutions and the U.S. Government and its agencies. This fund is designed to preserve capital, but it is not risk free. Bankers Trust Company is the trustee and investment manager of this fund.

       Balanced Fund
         The fund, of which J. P. Morgan is the investment manager, invests in a balanced combination of a J. P. Morgan managed bond fund and an equity index fund. This fund was instituted in 1994.

   Such direction may be revised by the Participant quarterly.

   The number of Participants in each fund at December 31, 1994 was as follows:

           Viacom Inc. Stock Fund.........................    150
           Equity Fund....................................    265
           Income Investment Fund.........................    391
           Balanced Fund..................................     60

         The total number of Participants in the Plan at December 31, 1994, is less than the sum of the number of Participants shown above because many of the Participants participated in more than one fund.


Note B- Summary of Significant Accounting Policies

     The accounting records of the Plan are maintained on the accrual basis.

     Investments are stated at aggregate current value. Investments in securities which are traded on national securities exchanges are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and ask prices. The Investment Pricing Department of the Trustee establishes current values for other investments which do not have an established market.

     All costs and expenses incurred with regard to the purchase, sale or transfer of investments are borne by the Plan. Expenses for administering the Plan may be paid by using Participants' forfeitures.

    Security transactions are recorded on the trade date.

    Unrealized appreciation (depreciation) of investments represents the change in the difference between current value and the cost of investments.

                      PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                    RETIREMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS(continued)


    Net realized gain (loss) on disposition of investments represents the difference between the proceeds received and the average cost of investments sold.


Note C - Income Tax Status

    The Plan received a favorable determination letter from the Internal Revenue Service, dated July 23, 1993, with respect to the qualified status of the Plan under Section 401 of the Internal Revenue Code (the "Code") and the tax-exempt status of the underlying trust under Section 501 of the Code. Request for an updated determination letter was filed in March 1995. The Plan is exempt from federal income tax and a Participant will not be subject to federal income tax with respect to contributions made by the Employer to the Participant's account and any earnings thereon or earnings on all Participant contributions while such amounts are held in trust. The Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The Administrative Committee does not expect the acquisitions and holding of the CVRs as described in Note A to impact the qualification of the Plan or Trust.


Note D - Investment in Securities

The net realized gain on disposition of investments was computed as follows:

                                                                        Income
                                 Viacom Inc.         Equity           Investment           Balanced            Combined
                                 Stock Fund          Fund               Fund                 Fund                Funds
                               -------------    ------------        ------------          -------------       -----------

Year ended December 31, 1994
   Proceeds                    $  1,947,447     $    552,123        $ 785,009             $          --       $ 3,284,579
   Cost-average                   1,676,413          532,770          775,688                        --         2,984,871
                               ------------     ------------        ---------             -------------       -----------
Net realized gain              $    271,034     $     19,353        $   9,321             $          --       $   299,708
                               ============     ============        ==========            =============       ===========

Year ended December 31, 1993
   Proceeds                    $    205,962     $     38,689        $  45,211             $          --       $   289,862
   Cost-average                     205,792           35,117           42,584                        --           283,493
                               ------------     ------------        ---------             -------------       -----------
Net realized gain              $        170     $      3,572        $   2,627             $          --       $     6,369
                               ============     ============        ==========            =============       ===========


     The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                     December 31,
                                                                       ------------------------------------
                                                                         1994                          1993
                                                                         ----                          ----

Viacom Inc. Class B Common Stock                                         $233,783

Paramount Communications Inc. Common Stock                                                          $708,147

Bankers' Trust Pyramid Equity
           Index Fund                                                   1,004,611                    650,893

Bankers' Trust Pyramid United States
        Government Plus Bond Fund                                       1,152,248                    742,867

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                 RETIREMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)

      The Plan assigns units to Participants within each of the respective funds. Total units, net assets value per unit and total net asset value in each fund at December 31, 1994 and 1993 were as follows:

                                                                            Net Asset                       Total
                                                      Total                Value per                      Net Asset
                      Fund                            Units                   Unit                          Value
    -----------------------------                ---------------        --------------                --------------

December 31, 1994
       Viacom Inc. Stock Fund                       129,503.110          $1.64508791                  $  213,044
       Equity Fund                                  929,310.129           1.20443323                   1,119,292
       Income Investment Fund                     1,190,199.439           1.14358313                   1,361,092
       Balanced Fund                                357,688.043           0.99897105                     357,320
       Clearing Fund                                                                                     120,559
                                                                                                      ----------
       Net assets available for benefits                                                              $3,171,307
                                                                                                      ==========


December 31, 1993
       Viacom Inc. Stock Fund                       302,676.020          $2.05008312                  $  620,511
       Equity Fund                                  592,535.300           1.19066662                     705,512
       Income Investment Fund                       699,948.700           1.13886494                     797,147
       Clearing Fund                                                                                      61,947
                                                                                                      ----------
       Net assets available for benefits                                                              $2,185,117
                                                                                                      ==========


Note E - Distributions Payable

       As of December 31, 1994 and December 31, 1993, there were $261,224 and $134,796 of assets that have been allocated to participants who have withdrawn from the Plan as of year-end, but for which disbursement of those funds from the Plan has not yet been made.

                                                                                                            Schedule I

                   PRENTICE HALL COMPUTER PUBLISHING DIVISION
                                 RETIREMENT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1994



                                                                (c)    Description of
                                                                     investment, including
                                                                     maturity date, rate of
   (a)    (b)  Identity of issue, borrowing lessor or similar         interest, collateral                            (e) Current
                 party                                               par or maturity value       (d)  Cost                Value
   ---    ---------------------------------------------------   ---------------------------      -----------          ------------

          Viacom Inc. Stock Fund:
    *     Viacom Inc. Class B Common Stock                                        5,737          $   181,771          $   233,783
    *     Viacom Inc. 8% Exchangeable Subordinated Debentures
            due 2006                                                            108,000               71,310               92,610
    *     Viacom Inc. Contingent Value Rights                                     5,765               30,075               17,658
    *     State Street Bank and Trust Company Yield Enhanced
            Short-term Investment Fund                                          137,115              137,115              137,115
    *     State Street Warrant Balance                                           11,698               11,698               11,698
    *     Chemical Bank Pension and Profit Sharing Plan
            Short-term Investment Fund                                           63,660               63,660               63,660
                                                                                                 -----------          -----------
               Total Viacom Inc. Stock Fund                                                          495,629              556,524
                                                                                                 -----------          -----------

          Equity Fund:
    *     Bankers Trust Pyramid Equity Index Fund                                 1,002              939,080            1,004,395
    *     Bankers Trust Pyramid Discretionary Cash Fund                               9                    9                    9
                                                                                                 -----------          -----------
               Total Equity Fund                                                                     939,089            1,004,404
                                                                                                 -----------          -----------

          Income Investment Fund:
    *     Bankers Trust Pyramid United States
            Government Plus Bond Fund                                           678,604            1,112,315            1,152,248
    *     Bankers Trust Pyramid Equity Index Fund                                  .215                  218                  216
                                                                                                 -----------          -----------
               Total Investment Income Fund                                                        1,112,533            1,152,464
                                                                                                 -----------          -----------

          Balanced Fund:
    *     Chemical Bank Pension and Profit
            Sharing Plan Short-Term Investment Fund                               2,145                2,145                2,145
    *     J. P. Morgan Liquidity Fund                                                 3                3,000                3,000
    *     J. P. Morgan Managed Bond Fund                                            813               95,667               95,099
    *     J. P. Morgan Management Enhanced Index Fund                               856              120,207              119,190
                                                                                                 -----------          -----------
               Total Balanced Fund                                                                   221,019              219,434
                                                                                                 -----------          -----------

          Clearing Fund:
    *     Chemical Banking Corporation Temporary
            Investment Fund                                                       1,631                1,631                1,631
                                                                                                 -----------          -----------

                   TOTAL INVESTMENTS                                                             $ 2,769,901          $ 2,934,457
                                                                                                 ===========          ===========

          *Identified as a party-in-interest to the Plan.

                                                                                                               Schedule II


                        PRENTICE HALL COMPUTER PUBLISHING
                            DIVISION RETIREMENT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
            WHICH WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN
                          YEAR ENDED DECEMBER 31, 1994




                                                      (b) Description of
                                                          investment, including
                                                          maturity date, rate
       (a)  Identity of issue, borrowing lessor or        of interest, collateral        (c) Cost of              (d) Proceeds of
                      similar party                       par or maturity value           acquisitions                Dispositions
                      -------------                       ---------------------           ------------            ----------------

  Viacom Inc. Stock Fund:
  State Street Bank and Trust Company Yield Enhanced
      Short-term Investment Fund                                391,998                   $  391,998               $  391,998

  Chemical Bank Pension and Profit Sharing
      Plan Short-term Investment Fund                         1,038,816                    1,038,816                1,038,816

  Viacom Inc. Three-Year Warrants                                 3,097                        3,909                    4,445

  Viacom Inc. Five-Year Warrants                                  1,858                        6,746                    7,010

  Viacom Inc. Class B Common Stock                                   28                          887                      887

  Equity Fund:
  Bankers Trust Pyramid Equity Index Fund                           208                      188,328                  207,681

  Bankers Trust Pyramid Discretionary Cash Fund                 344,442                      344,442                  344,442

  Income Investment Fund:
  Bankers Trust Pyramid United States Government
      Plus Bond Fund                                            126,359                      204,181                  213,284

  Bankers Trust Pyramid Equity Index Fund                            21                       20,864                   21,083

  Bankers Trust Pyramid Discretionary Cash Fund                 550,642                      550,642                  550,642

  Balanced Fund:
  Chemical Bank Pension & Profit Sharing
      Plan Short-term Investment Fund                           109,000                      109,000                  109,000

  J. P. Morgan Liquidity Fund                                       106                      106,000                  106,000

                                                                                                                       Schedule III
                                                           PRENTICE HALL COMPUTER PUBLISHING
                                                               DIVISION RETIREMENT PLAN
                                                    ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                             YEAR ENDED DECEMBER 31, 1994

                                                                     Description of Asset
                                                                (Including Interest Rate and      Trans-      Purchase      Selling
            Identify of Party Involved                            Maturity in case of loan)       actions      Price         Price
            --------------------------                            -------------------------       -------      -----         -----
Single Transactions:
- --------------------
Chemical Bank Pension and Profit Sharing Plan
   Short-term Investment Fund..........................           Purchase of participation            1      $504,291
                                                                  Purchase of participation            1      $380,792
                                                                  Sale of participation                1                   $504,291
                                                                  Sale of participation                1                   $380,543
Paramount Communications Inc. Common Stock.............           Sale of 4,713 shares of
                                                                    common stock                       1                   $504,291

State Street Bank and Trust Company
   Yield Enhanced Short-term Investment Fund...........           Purchase of participation            1      $504,291
                                                                  Sale of participation                1                   $380,543
Viacom Inc. Common Stock...............................           Purchase of 5,765 shares of
                                                                    common stock                       1      $182,658

Bankers Trust Pyramid Discretionary Cash Fund..........           Purchase of participation            1      $190,524
                                                                  Sale of participation                1                   $190,524
Bankers Trust Pyramid United States Goverment Plus
   Bond Fund...........................................           Purchase of participation            1      $190,524

Series Transactions:
- --------------------
Chemical Bank Pension and Profit Sharing Plan
   Short-term Investment Fund..........................           Purchase of participation            48   $1,289,096
                                                                  Sale of participation                24                $1,250,688

State Street Bank and Trust Company
   Yield Enhanced Short-term Investment Fund...........           Purchase of participation            8      $529,113
                                                                  Sale of participation                2                   $391,998
Bankers Trust Pyramid Discretionary Cash Fund..........           Purchase of participation            34     $895,093
                                                                  Sale of participation                27                  $895,084
Bankers Trust Pyramid United States Goverment Plus
   Bond Fund...........................................           Purchase of participation            16     $618,662
                                                                  Sale of participation                7                   $213,284

Bankers Trust Pyramid Equity Index Fund................           Purchase of participation            22     $570,738
                                                                  Sale of participation                9                   $228,764
J. P. Morgan Management Enhanced Index Fund............           Purchase of participation            5      $120,207

                                                                     Description of Asset                   Current Value
                                                                (Including Interest Rate and    Cost of      of Asset on   Net Gain
                                                                  Maturity in case of loan)      Asset    Transaction Date or (Loss)
                                                                  -------------------------     -------   ---------------- --------
Single Transactions:
- --------------------
Chemical Bank Pension and Profit Sharing Plan
   Short-term Investment Fund..........................           Purchase of participation
                                                                  Purchase of participation
                                                                  Sale of participation         $504,291      $504,291
                                                                  Sale of participation         $380,543      $380,543
Paramount Communications Inc. Common Stock.............           Sale of 4,713 shares of
                                                                    common stock                $528,755      $504,291     $(24,464)

State Street Bank and Trust Company
   Yield Enhanced Short-term Investment Fund...........           Purchase of participation
                                                                  Sale of participation         $380,543      $380,543
Viacom Inc. Common Stock...............................           Purchase of 5,765 shares of
                                                                    common stock

Bankers Trust Pyramid Discretionary Cash Fund..........           Purchase of participation
                                                                  Sale of participation         $190,524      $190,524
Bankers Trust Pyramid United States Goverment Plus
   Bond Fund...........................................           Purchase of participation

Series Transactions:
- --------------------
Chemical Bank Pension and Profit Sharing Plan
   Short-term Investment Fund..........................           Purchase of participation
                                                                  Sale of participation       $1,250,688    $1,250,688

State Street Bank and Trust Company
   Yield Enhanced Short-term Investment Fund...........           Purchase of participation
                                                                  Sale of participation         $391,998      $391,998
Bankers Trust Pyramid Discretionary Cash Fund..........           Purchase of participation
                                                                  Sale of participation         $895,084      $895,084
Bankers Trust Pyramid United States Goverment Plus
   Bond Fund...........................................           Purchase of participation
                                                                  Sale of participation         $204,181      $213,284       $9,103

Bankers Trust Pyramid Equity Index Fund................           Purchase of participation
                                                                  Sale of participation         $209,193      $228,764      $19,571
J. P. Morgan Management Enhanced Index Fund............           Purchase of participation

                                        S-3